Exhibit 4.11

Schedule 4.11

The Supplemental Indentures listed below were entered into in substantially the same form as the Supplemental Indenture (2020 Notes), dated as of September 4, 2013, by and among the Company, certain of its subsidiaries, and U.S. Bank National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q (Commission File no. 001-16109), filed with the Commission on November 7, 2013). The only material difference between the documents is the addition of new Company subsidiary guarantors under the applicable indenture.

1.	Supplemental Indenture, dated as of November 4, 2015, by and among the Company, certain of its subsidiaries, and U.S. Bank National Association, as Trustee.

2.	Supplemental Indenture, dated as of January 8, 2016, by and among the Company, certain of its subsidiaries, and U.S. Bank National Association, as Trustee.